Exhibit 99.1

Press Release

AC Immune Partner LMI Progresses Tau PET Tracer PI-2620 into Late-stage Development in Alzheimer’s Disease

•	AC Immune’s Tau PET tracer moves closer to becoming a next generation diagnostic for Alzheimer’s Disease (AD)

•	AC Immune to receive a milestone payment from LMI for progress into late-stage product development

Lausanne, Switzerland, September 26, 2022 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today announced that its partner, Life Molecular Imaging (LMI), is moving PI-2620, the Tau positron-emission tomography (PET) tracer, into late-stage clinical development in Alzheimer’s disease (AD). As part of the agreement with AC Immune, LMI will make a milestone payment.

PI-2620 is a potentially best-in-class Tau PET tracer with high binding affinity and selectivity for aggregated Tau. AC Immune’s proprietary Morphomer® platform enabled the discovery of PI-2620 in a research collaboration with LMI. Tau aggregates are an important indicator of neuronal death and correlate strongly with cognitive decline. Accurate detection of aggregated Tau may therefore contribute to improved diagnosis and advanced monitoring of cognitive performance in patients with dementia.

Supporting results on the use of PI-2620 in AD patients were obtained from an investigator sponsored Phase 2 trial at the Asan Medical Center and were presented at this year Alzheimer’s Association International Conference (AAIC). This study in 69 subjects showed suitability of using PI-2620 as a targeted radiopharmaceutical for the detection of Tau deposits and for measuring longitudinal changes in subjects with mild cognitive impairment (MCI) and in AD patients.1

Further details of the upcoming clinical developments will be available on clinicaltrials.gov and reported at upcoming scientific meetings.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “The excellent imaging properties of PI-2620 in patients with AD highlights the ability of AC Immune’s Morphomer® platform to generate brain- and cell-penetrant small molecules capable of binding to intracellular pathological proteins such as Tau. In addition, unlike most Tau PET tracers that only have been shown to work in AD, PI-2620 also appears to be a potentially useful tool for non-AD tauopathies such as PSP and CBD, potentially making it best-in-class and allowing identification of patients for earlier treatment. Further clinical development of this next generation diagnostic is an important step in our effort to prevent disease progression with targeted therapies, such as the mid- and late-stage clinical therapeutic candidates in our therapeutic pipeline.”

Dr. Andrew Stephens, M.D., Ph.D., Chief Medical Officer at LMI added: “We are highly encouraged by the Phase 2 data presented at AAIC as part of the ongoing evaluation in AD and non-AD tauopathies. We are looking forward to continuing the development of PI-2620 as the potentially best-in-class Tau PET tracer in patients with AD. The availability of a reliable diagnostic agent to visualize disease development in patients with AD is critical for successful clinical development of disease-modifying products. In short, PI-2620 has the potential to become a diagnostic that can identify AD and other tauopathies at the earliest stage, more accurately select stage-specific clinical study subjects and, ultimately, monitor treatment effects.”

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References

1.	Minyoung Oh et al.; One year longitudinal change of Tau accumulation on [18F]PI-2620 PET in Alzheimer spectrum; Virtual poster presentation; AAIC 2022

About PI-2620

PI-2620 was discovered and developed using the Morphomer® platform as part of a research collaboration between AC Immune and LMI, LMI has the exclusive, worldwide license for research, development and commercialization of Tau PET tracers generated within the discovery program. It has demonstrated robust brain uptake and fast wash-out in non-target regions, a broad imaging window between 30- and 90-minutes post-injection (p. i.) for AD, and excellent reproducibility between test and retest scans. The absence of significant off-target binding enables PI-2620 to detect and quantify early Tau deposition in the brain.

PI-2620 is currently under investigation in several clinical studies as a targeted radiopharmaceutical for the detection of Tau deposits in the human brain. PI-2620 also shows promise for non-AD tauopathies like progressive supranuclear palsy (PSP) and corticobasal syndrome (CBS).

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features ten therapeutic and three diagnostic candidates, six of which are currently in clinical trials. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company, and Janssen Pharmaceuticals, Inc., resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU and SG. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, NO and RU.

About Life Molecular Imaging (LMI)

Life Molecular Imaging (LMI, formerly Piramal Imaging) was formed in 2012 with the acquisition of the molecular imaging research and development portfolio of Bayer Pharma AG. It is now part of the Alliance Medical Group (a member of the Life Healthcare Group) offering an integrated business including research and development laboratories, a network of cyclotrons, radiopharmacies and imaging facilities. By developing novel PET tracers for molecular imaging, LMI is focusing on a key field of modern medicine. The organization strives to be a leader in the Molecular Imaging field by developing innovative products that improve early detection and characterization of chronic and life-threatening diseases, leading to better therapeutic outcomes and improved quality of life. Please visit https://life-mi.com.

For further information, please contact:

Media Relations Saoyuth Nidh AC Immune Phone: +41 21 345 91 34 Email: saoyuth.nidh@acimmune.com	Investor Relations Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com

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U.S. Media Shani Lewis LaVoieHealthScience Phone: +1 609 516 5761 Email: slewis@lavoiehealthscience.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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